PE 1/29/2015

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 29 2015

Washington, DC 20549




15005457

DIVISION OF
CORPORATION FINANCE

January 29, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(?)
Public Availability: 1-29-15

Elliot D. Hoops
Pinnacle Entertainment, Inc.
ehoops@pnkmail.com

Re: Pinnacle Entertainment, Inc.

Dear Mr. Hoops:

This is in regard to your letter dated January 29, 2015 concerning the shareholder proposal submitted by UNITE HERE for inclusion in Pinnacle's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Pinnacle therefore withdraws its January 12, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: JJ Fueser
UNITE HERE
jjfueser@unitehere.org

PINNACLE ENTERTAINMENT, INC.
3980 HOWARD HUGHES PARKWAY
LAS VEGAS, NEVADA 89169

1934 Act/Rule 14a-8

January 29, 2015

VIA E-MAIL ***(shareholderproposals@sec.gov)***

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Pinnacle Entertainment, Inc.
Withdrawal of No-Action Request Regarding
Shareholder Proposal of UNITE HERE

Dear Ladies and Gentlemen:

Pinnacle Entertainment, Inc., a Delaware corporation (the "***Company***"), is submitting this letter to notify the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") that the Company hereby withdraws the no-action request submitted by the Company to the Staff on January 12, 2015 (the "***No-Action Request***").

The No-Action Request sought confirmation that the Staff would not recommend enforcement action to the Commission if the Company, in reliance on Rule 14a-8 of the Securities Exchange Act of 1934, as amended, excluded from its proxy materials for the Company's 2015 Annual Meeting of Shareholders a shareholder proposal and supporting statements (the "***Proposal***") submitted by UNITE HERE (the "***Proponent***").

The Company hereby notifies the Staff that the Company is withdrawing the No-Action Request because the Proponent has withdrawn the Proposal in a signed letter dated January 23, 2015. A copy of the correspondence from the Proponent to the Company indicating the withdrawal of the proposal is attached hereto as Exhibit A.

If you have any questions regarding this matter or require additional information, please do not hesitate to contact me at (702) 541-7729.

Sincerely,



Elliot D. Hoops
Vice President and Legal Counsel

Attachments

cc: JJ Fueser, Research Coordinator, UNITE HERE
John A. Godfrey, Executive Vice President, General Counsel and Secretary of Pinnacle Entertainment, Inc.
Martin Dunn, Morrison & Foerster LLP
David Lynn, Morrison & Foerster LLP

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • TEL (212) 265-7000 • FAX (212) 265-3415
WWW.UNITEHERE.ORG • facebook.com/UNITEHERE • @UNITEHERE

January 23, 2015

John A. Godfrey
Secretary
Pinnacle Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, NV 89169

By Overnight Mail and E-mail (jack.godfrey@pnkmail.com)

NOTICE OF INTENT TO SUBMIT PROPOSAL TO SHAREHOLDERS PURSUANT TO SEC RULE 14a-4; REQUEST FOR SHAREHOLDER LIST ACCESS UNDER SEC RULE 14a-7

Dear Mr. Godfrey:

I am the authorized agent of UNITE HERE and am authorized to act on its behalf. Please be advised that we hereby withdraw our Rule 14a-8 proposal to which management objected. Please further take notice we intend to solicit proxies at the next annual shareholders meeting for the following proposals (the "Proposals"):

1. **RESOLVED, that the following be added to Bylaws of Pinnacle Entertainment, Inc. ("the Corporation"): The right of shareholders to amend the Bylaws:** If the Corporation elects to spin-off, carve-out, split-off or otherwise consummate a transfer of a division or subset of assets for the purpose of forming a joint venture, a newly-created private platform or a new publicly-traded company to hold such division or subset of assets (collectively, a *"Spin-Off Company"*), the Board of Directors shall exert its best efforts to ensure that the bylaws of such Spin-Off Company preserve the right of shareholders to amend the Bylaws (as set forth in the Corporation's Bylaws as of December 2014) unless the directors would violate their fiduciary duties in so doing. IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board.
2. **RESOLVED, that the following be added to Bylaws of Pinnacle Entertainment, Inc.: The right of shareholders to elect directors annually:** If the Corporation elects to spin-off, carve-out, split-off or otherwise consummate a transfer of a division or subset of assets for the purpose of forming a joint venture, a newly-created private platform or a new publicly-traded company to hold such division or subset of assets (collectively, a *"Spin-Off Company"*), the Board of Directors shall exert its best efforts to ensure that the bylaws of such Spin-Off Company preserve the right of shareholders to annually elect members of the Board of Directors by majority vote (unless the number of candidates standing for election exceeds the number of board seats, in which case a plurality of votes cast shall suffice to elect a director) set forth in the Corporation's

Bylaws as of December 2014, unless the directors would violate their fiduciary duties in so doing. IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendment, then this resolution shall be deemed a recommendation to the Board.

3. **RESOLVED, that the following be added to Bylaws of Pinnacle Entertainment, Inc.: The right of shareholders to call a Special Meeting:** If the Corporation elects to spin-off, carve-out, split-off or otherwise consummate a transfer of a division or subset of assets for the purpose of forming a joint venture, a newly-created private platform or a new publicly-traded company to hold such division or subset of assets (collectively, a *"Spin-Off Company"*), the Board of Directors shall exert its best efforts to ensure that the bylaws of such Spin-Off Company preserve the right of shareholders to call a Special Meeting set forth in the Corporation's Bylaws as of December 2014 at the request of no more than a majority of the voting power of the then-outstanding shares of the capital stock of the corporation, unless the directors would violate their fiduciary duties in so doing. IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board.
4. **RESOLVED, that the following be added to Bylaws of Pinnacle Entertainment, Inc. : The right of shareholders to approve a poison pill:** If the Corporation elects to spin-off, carve-out, split-off or otherwise consummate a transfer of a division or subset of assets for the purpose of forming a joint venture, a newly-created private platform or a new publicly-traded company to hold such division or subset of assets (collectively, a *"Spin-Off Company"*), the Board of Directors shall exert its best efforts to ensure that the governing documents of such Spin-Off Company ensure that shareholders have the opportunity to approve any shareholder rights plan ("poison pill") within 12 months of adoption, and would expire absent such approval, unless the directors would violate their fiduciary duties in subjecting the poison pill to shareholder control. IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board.
5. **RESOLVED, that the following be added to Bylaws of Pinnacle Entertainment, Inc.: The right of shareholders to approve opting into state anti-takeover statutes:** If the Corporation elects to spin-off, carve-out, split-off or otherwise consummate a transfer of a division or subset of assets for the purpose of forming a joint venture, a newly-created private platform or a new publicly-traded company to hold such division or subset of assets (collectively, a *"Spin-Off Company"*), the Board of Directors shall exert its best efforts to ensure that the governing documents of such Spin-Off Company contained provisions opting out of state anti-takeover provisions unless otherwise separately authorized by shareholders, unless the directors would violate their fiduciary duties by opting out of an anti-takeover statute without shareholder approval.

IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board.

6. RESOLVED, that shareholders recommend the Board initiate an amendments to our Charter to remove the ability of the Board of Directors to amend our Bylaws without the approval of shareholders.
7. RESOLVED, that shareholders recommend the Board require no more than a majority of the voting power of the then-outstanding shares of the capital stock of the corporation to approve amendments to our Bylaws.

ADVANCE NOTICE REQUIREMENTS UNDER COMPANY BYLAWS:

The following is information requested by Article I, Section 2, Paragraph 4-5 of the Company's bylaws:

b. as to any business that the Record Stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such Record Stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

The business we intend to bring before the meeting are the Proposals. We bring this business before the Company's shareholders in order to enable shareholders to protect their rights during and after a spinoff or other significant corporate action.

We support the Proposals because we believe their passage will improve the Company's corporate governance and shareholder value.

We have no material interest in the Proposals other than the interest that UNITE HERE shares with other stockholders in shareholder value and accountability and corporate governance reforms.

c. as to (1) the Record Stockholder giving the notice and (2) the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a "party"):

(i) the name and address of each such party;

The shareholder's name is UNITE HERE.

UNITE HERE's address is 275 Seventh Ave, New York, NY 10001.

(ii) (A) the class, series, and number of shares of the Corporation that are owned, directly or indirectly, beneficially and of record by each such party,

UNITE HERE beneficially owns 330 shares of the Company's common stock through its custodial intermediary, Morgan Stanley (DTC # 0015). We are moving 10 of these shares into a direct registration position in our own name at the time of writing and will furnish proof of record ownership forthwith. Although we are not presently aware of any additional share ownership, various affiliates of UNITE HERE and their affiliated pension funds also may own shares of the Company's common stock.

(B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by each such party, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation,

(C) any proxy, contract, arrangement, understanding, or relationship pursuant to which either party has a right to vote any shares of any security of the Corporation directly or indirectly,

(D) any short interest in any security of the Corporation held by each such party (for purposes of this Section (2)(4), a person shall be deemed to have a short interest in a security if such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security),

(E) any rights to dividends on the shares of the Corporation owned beneficially, directly or indirectly, by each such party that are separated or separable from the underlying shares of the Corporation,

(F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which either party is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and

UNITE HERE holds no such rights, interests or understandings as described in sections (B)-(E), above;

(G) any performance-related fees (other than an asset-based fee) that each such party is entitled to directly or indirectly based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of each such party's immediate family sharing the same household (which information set forth in this paragraph shall be supplemented by such stockholder or such beneficial owner, as the case may be, as of the record date for determining the stockholders entitled to vote at the meeting and, if later, as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining stockholders entitled to vote (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting or any adjournment or postponement thereof, if practicable (or if not practicable, on the first practicable date prior to the date of such meeting or adjournment or postponement thereof, as applicable) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof));

UNITE HERE is not entitled to any fees such as described in section (G) above.

(iii) any other information relating to each such party that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act;

(iv) a description of all arrangements or understandings between each such party and any other person or persons (including their names) regarding the nomination or business proposal; and

At the time of writing we have no arrangements or understandings as described in section (iv) above.

(v) a statement whether or not each such party will deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to carry the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by the Record Stockholder or beneficial holder, as the case may be, to be sufficient to elect the nominee or nominees proposed to be nominated by the Record Stockholder (such statement, a "Solicitation Statement").

We intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required to carry the Proposals. Immediately after such solicitation, we will provide you with a statement showing that we have delivered a proxy statement and form of proxy to the necessary percentage of shareholders. Thus, under SEC Rule 14a-4(c)(2), management will not be able to exercise discretionary authority to vote against the Proposals, but instead will have to include in management's proxy card a box allowing shareholders to direct its votes on the Proposals.

ACCESS TO THE SHAREHOLDER LIST:

We hereby assert our rights under SEC Rule 14a-7 to have access to shareholder list information in order to solicit proxies. We intend to mail such a solicitation in March or April or following the record date for the Company's 2015 Annual Meeting of Stockholders. If you will not supply us a copy of the shareholders list, please advise us of the cost per piece for us to mail through you to record owners and any beneficial owners for whom you have addresses (such as NOBO' s). We would supply the materials pre-stamped so that all your office would need to do is affix an address label and drop them in the mail.

Rule 14-a7 requires a response within 5 days. Please respond to our counsel Andrew Kahn at Davis Cowell & Bowe, 595 Market St. #1400, San Francisco, CA 94105, fax 415-597-7201.

Sincerely,



JJ Fueser
Research Coordinator
416-384-0983
jjfueser@unitehere.org

RULE 14a-7 DECLARATION

I, Janice Josephine (JJ) Fueser, declare:

I am the authorized agent of UNITE HERE, a beneficial shareholder in Pinnacle. We will not use the shareholder list information requested above for any purpose other than to solicit shareholders for the 2015 meeting on behalf of the Proposal shown above or other matters for vote at that meeting. We will not disclose such information to any person other than our agents to the extent necessary to effectuate the solicitation. We will return all such information at the end of the solicitation.

I declare under penalty of perjury of the laws of the United States and Delaware that the foregoing is true and correct. Executed this 23 day of January, 2015.



SIGNATURE

PINNACLE ENTERTAINMNET, INC.
3980 HOWARD HUGHES PARKWAY
LAS VEGAS, NEVADA 89169

1934 Act/Rule 14a-8

January 12, 2015

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Pinnacle Entertainment, Inc.
Shareholder Proposal of UNITE HERE

Dear Ladies and Gentlemen:

Pinnacle Entertainment, Inc., a Delaware corporation (the "***Company***"), is submitting this letter to request confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by UNITE HERE (the "***Proponent***") from the Company's proxy materials for its 2015 Annual Meeting of Stockholders (the "***2015 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- submitted this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter and the accompanying exhibits are being emailed to the Staff. Because this request is being submitted electronically pursuant to the guidance provided in Staff Legal Bulletin 14D, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Staff Legal Bulletin 14D, the Company requests that the Proponent copy the undersigned on any correspondence that the Proponent may choose to submit to the Staff in response to this submission.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (October 18, 2011), we ask that the Staff provide its response to this request to John Godfrey, via email at jgodfrey@pnkmail.com or via facsimile at (702) 541-7773, and to JJ Fueser, on behalf of the Proponent, via email at jjfueser@unitehere.org.

I. SUMMARY OF THE PROPOSAL

On December 9, 2014, the Company received, by hand delivery, a copy of the Proposal for inclusion in the Company's 2015 Proxy Materials. The Proposal reads as follows:

"RESOLVED, that the following be added to the Corporation's Bylaws:

A. If the Corporation elects to spin-off, carve-out, split-off or otherwise consummate a transfer of a division or subset of assets for the purpose of forming a joint venture, a newly-created private platform or a new publicly-traded company to hold such division or subset of assets (collectively, a "Spin-Off Company"), the Board of Directors shall exert its best efforts to ensure that the bylaws of such Spin-Off Company preserve the rights of shareholders to amend bylaws by a vote of the majority of shares outstanding as are contained in the Corporation's Bylaws as of December 1, 2014.

B. Notwithstanding any other bylaw, the Board may not amend the above without shareholder ratification.

C. Each of the above provisions is severable.

IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board."

The text of the Proposal is followed by a supporting statement that is not reproduced in this letter, but that is set forth in the copy of the Proposal and related correspondence that is attached hereto as Exhibit A.

II. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2015 Proxy Materials in reliance on:

- Rule 14a-8(i)(2), as the Proposal, if implemented, either as a result of approval of the Proposal or in response to a recommendation made to the Board, would cause the Company to violate Delaware law; and
- Rule 14a-8(i)(6), as the Company lacks the power and authority to implement the Proposal.

B. The Proposal May Be Omitted in Reliance on Rule 14a-8(i)(2), As it Would, If Implemented, Cause the Company to Violate Delaware Law

As discussed above, the Proposal requests that the Board "exert its best efforts to ensure that," if the Company transfers any division or assets of the Company (including by spin-off) (a "***Transfer***"), the bylaws of the company formed in connection with the Transfer (a "***SpinCo***") "preserve the rights of shareholders to amend bylaws" ("***Paragraph A***"). The proposed bylaw also would specify that "the Board may not amend [the bylaw] without shareholder ratification" ("***Paragraph B***"). Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." In this case, the Proposal, if implemented, would cause the Company's Bylaws (the "***Bylaws***") to contain a provision that, by its terms, could not be amended by the Board, and this new provision would directly conflict with the Company's Restated Certificate of Incorporation, as amended (the "***Certificate***"), a conflict that would be in violation of Delaware law. Further, the Proposal, if implemented, would violate state law by limiting the full exercise of fiduciary duties by the Board in a manner inconsistent with Delaware law. The Staff has consistently concurred with the exclusion of proposals that would require a company's directors to violate state law. *See, e.g., Baker Hughes Incorporated* (March 4, 2008).

As more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "***Legal Opinion***," attached hereto as Exhibit B):

- the Proposal, if implemented, would cause the Company to violate Delaware law;
- the Proposal is not a proper subject for shareholder action under Delaware law; and
- the Company lacks the power and authority to implement the Proposal.

1. Paragraph B of the Proposed Bylaw, if Implemented, Would Conflict with the Certificate

Paragraph B of the proposed Bylaw, if adopted, would contain a provision that, by its terms, could not be amended by the Board. This new provision would directly conflict with the Certificate. In particular, Article VI of the Certificate states:

> In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the by-laws of the [Company].

The Certificate does not limit in any respect the Board's power to amend the Bylaws and, thus, any provision in the Bylaws may be amended by the Board.

This conflict between the proposed Bylaw and the Certificate causes the Proposal to be in violation of Section 109(b) of the Delaware General Corporation Law (the "***DGCL***"), which provides that a company's bylaws may only contain provisions that are consistent with the company's certificate:

> The bylaws may contain any provision, *not inconsistent* with law or *with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its shareholders, directors, officers or employees.

(Emphasis added). Applying this clear statutory mandate, Delaware courts have consistently held that bylaws contradicting the certificate of incorporation are invalid and a "nullity." In this regard, the Delaware Supreme Court has invalidated a bylaw that contained the same conflict with a certificate of incorporation that is presented by the Proposal. *See, Centaur Partners, IV v. National Intergroup, Inc.* 582 A.2d 923, 929 (Del. 1990). In that decision, the Delaware Supreme Court addressed a proposed bylaw that would not be subject to amendment by the board, although the company's certificate provided the board with the "general authority to adopt or amend the corporate bylaws." In that matter, the Court held that the proposal "would be a nullity if adopted," as it was clearly inconsistent with the board's power to amend the bylaws. The Proposal contains the same conflict because it calls for the adoption of a bylaw that is immune from amendment by the Board, in clear contradiction to a Certificate provision granting the Board the unqualified power to amend the Bylaws.

Because the Proposal would cause the Company to violate Section 109(b) of the DGCL and the Delaware cases applying that statute, as discussed in the attached Legal Opinion, the Proposal would violate Delaware law if implemented. Furthermore, because Section 109(b) of the DGCL prohibits the Bylaws from containing provisions inconsistent with the Certificate, as discussed in the attached Legal Opinion, the Proposal is not a proper subject for shareholder action under Delaware law. Finally, because the proposed bylaw would be a "nullity" if adopted, as discussed in the attached Legal Opinion, the Company lacks the power and authority to implement the Proposal.

2. Paragraph A Mandates How the Board Should Decide Specific Substantive Business Decisions Without Regard to the Board's Fiduciary Duties

Paragraph A of the proposed bylaw would require the Board, in negotiating any potential "Transfer," to "exert its best efforts to ensure that the bylaws of [SpinCo] preserve the rights of shareholders to amend bylaws." As discussed more fully in the Legal Opinion, Paragraph A: (i) is not a proper subject for shareholder action because, rather than regulating a process for substantive decision-making by the Board, it mandates the decision itself; and (ii) would violate Delaware law by precluding the Company's directors from fully exercising their fiduciary duties to advance the best interests of the Company and its shareholders.

a. Because Paragraph A mandates the outcome of a substantive business decision, the Proposal is not a proper subject for shareholder action

Under Delaware law, a company's board can negotiate for specific terms in a business transaction only if the company's directors, exercising their fiduciary duties, determine that negotiating for such terms is the best interests of the Company and its shareholders. The directors must make this determination because Section 141(a) of the DGCL vests the power to manage the corporation in the board of directors. The DGCL allocates managerial power to the directors because they owe fiduciary duties to the corporation and its shareholders.

The Delaware Supreme Court reaffirmed these fundamental principles of Delaware corporation law in *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008) ("***AFSCME***"). In *AFSCME*, the Court considered whether a proposed bylaw was a proper matter for shareholder action and stated that the issue was whether the proposed bylaw was "one that establishes or regulates a process for substantive director decision-making, or one that mandates the decision itself." Under this standard, a bylaw falling into the latter category is not a proper matter for shareholder action. Rather than establish or regulate the process by which the Board must make a business determination on a case-by-case basis, Paragraph A instead purports to require a specific result in every subject transaction, regardless of the circumstances at the time the Board decision is made. As such, the Proposal is not a proper subject for shareholder action under Delaware law.

b. Because Paragraph A would preclude the Board from fully discharging its fiduciary duties, the Proposal would violate Delaware law, if implemented

The Proposal would violate Delaware law because it would require the Board to act in a specified way, precluding the Board from fully discharging its fiduciary duties to the Company and its shareholders. As the Delaware Supreme Court held in *AFSCME*, a bylaw that "commit[s] the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders" violates Delaware law. *AFSCME*, 953 A.2d at 238. Similar to the situation in *AFSCME*, Paragraph A would violate Delaware law, if implemented, because it would deny the Board the ability to discharge its fiduciary duties by refraining from wasting the Company's time and resources (including bargaining leverage) to negotiate for the specific business terms urged by the Proponent if the directors determine that such negotiation would not further the best interests of the Company and its shareholders. Accordingly, as discussed in the attached Legal Opinion, the Proposal, if implemented, would violate Delaware law.

For the reasons discussed above, the Proposal, if implemented, would cause the Company to violate Delaware law, as discussed in the attached Legal Opinion. As such, the Proposal may be properly omitted in reliance on Rule 14a-8(i)(2).

C. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(6), As the Company Lacks the Power and Authority to Implement the Proposal

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company "would lack the power or authority to implement" that proposal. As noted in the Legal Opinion, Section 109(b) of the DGCL prohibits bylaws from containing any provision "inconsistent with law," with any such provision being a "nullity." As such, as stated in the

Legal Opinion, the Company lacks the power and authority to implement the Proposal. The Staff has consistently concurred with the exclusion of proposals in reliance on Rule 14a-8(i)(6) where the proposal would cause a company to violate law and, as such, the company would not have the authority to implement the proposal. *See, e.g., Baker Hughes Incorporated* (March 4, 2008). Accordingly, the Proposal may be properly omitted in reliance on Rule 14a-8(i)(6).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials. If I can be of further assistance in this matter, please do not hesitate to contact me at (702) 541-7748.

Sincerely,



John A. Godfrey
Executive Vice President,
General Counsel and Secretary

Attachments

cc: JJ Fueser, Research Coordinator, UNITE HERE
Elliot Hoops, Vice President and Legal Counsel, Pinnacle Entertainment, Inc.
Martin Dunn, Morrison & Foerster LLP
David Lynn, Morrison & Foerster LLP

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • Tel (212) 265-7000 • Fax (212) 265-3415
WWW.UNITEHERE.ORG • facebook.com/UNITEHERE • @UNITEHERE

December 8, 2014

John A. Godfrey
Secretary
Pinnacle Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, NV 89169

By Certified Mail (Hand Delivery) and E-mail (jack.godfrey@pnkmail.com)

Dear Mr. Godfrey:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in Pinnacle Entertainment, Inc.'s proxy statement and form of proxy relating to the 2015 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

- A copy of our proposal and supporting statement.
- A statement from Morgan Stanley Smith Barney representing UNITE HERE's beneficial ownership of 330 common shares continuously for at least a one-year period.

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment. We intend to hold these shares through the date of the upcoming Annual Meeting, and will appear in person to bring this business before the meeting.

Please contact me at the number or email below regarding any issues or questions arising out of this submission.

Sincerely,

JJ Fueser
Research Coordinator
416-384-0983
jjfueser@unitehere.org

SHAREHOLDER PROPOSAL

RESOLVED, that the following be added to the Corporation's Bylaws:

A. If the Corporation elects to spin-off, carve-out, split-off or otherwise consummate a transfer of a division or subset of assets for the purpose of forming a joint venture, a newly-created private platform or a new publicly-traded company to hold such division or subset of assets (collectively, a *"Spin-Off Company"*), the Board of Directors shall exert its best efforts to ensure that the bylaws of such Spin-Off Company preserve the rights of shareholders to amend bylaws by a vote of the majority of shares outstanding as are contained in the Corporation's Bylaws as of December 1, 2014.
B. Notwithstanding any other bylaw, the Board may not amend the above without shareholder ratification.
C. Each of the above provisions is severable.

IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board.

SUPPORTING STATEMENT

The ability to amend our Bylaws by a vote of the majority of shares outstanding is a fundamental shareholder right, and one of the most effective tools shareholders have to hold Boards accountable. We currently have that right as Pinnacle shareholders and should maintain that right at any company that is spun off from our Company.

The proxy advisor ISS in summary policy guidelines for 2014 indicated that they will make recommendations regarding spin-offs on a case-by-case basis, and one factor considered will be "corporate governance changes." In addition, current ISS guidelines recommend a vote against proposals that give the board exclusive authority to amend the bylaws.

Without the independent right to amend bylaws, introducing shareholder-friendly governance changes can be a lengthy process fraught with uncertainty. With the power to amend bylaws by majority vote, shareholders can not only achieve corporate governance reform more efficiently; we can make these reforms permanent by requiring shareholder approval to remove key shareholder rights. Otherwise, these rights can be stripped at the Board's convenience.

Consider shareholders' experience at existing equity REITs:

- At Hospitality Properties Trust, a majority of shareholders called for annual director elections for five consecutive years before the Board began to declassify (a process that itself takes two years).
- At Commonwealth Hospitality, the board unilaterally changed its bylaws to make it more difficult for shareholders to remove trustees in the face of a takeover bid. Shareholders had to turn to litigation and arbitration before replacing the entire board earlier this year.
- At Ashford Hospitality Trust, the board unilaterally removed longstanding shareholder rights - including shareholders' right to amend bylaws - days before announcing a major spin-off and restructuring. Subsequently 30% of shareholders (a majority of votes cast) went so far as to formally request a Special Meeting to consider several proposals, one of which was to require shareholder approval to remove shareholders' rights to amend the company's bylaws.

We urge all shareholders to vote FOR this proposal.

James W. McClelland
Senior Vice President

Wealth Management
590 Madison Avenue
11th Floor
New York, NY 10022

direct 212 307 2845
fax 800 858 7358
toll free 800 544 1544

james.w.mcclelland@morganstanley.com

Morgan Stanley

December 8, 2014

To Whom It May Concern,

Please be advised that UNITE HERE owns 330 shares of Pinnacle Entertainment Inc. (PNK) and has continuously owned these shares for more than one year. If you have any questions, please call me at 1-212-307-2845.

Sincerely,



James W. McClelland

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 12, 2015

Pinnacle Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, NV 89169

Re: Stockholder Proposal Submitted by UNITE HERE

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "**Proposal**") submitted to Pinnacle Entertainment, Inc., a Delaware corporation (the "**Company**"), on behalf of UNITE HERE (the "**Proponent**") for inclusion in the Company's proxy statement and form of proxy for its 2015 annual meeting of stockholders. For the reasons explained below, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law; (ii) the Proposal is not a proper subject for stockholder action under Delaware law; and (iii) the Company lacks the power and authority to implement the Proposal.

I. Summary

The Proposal asks the stockholders of the Company to amend the Company's Bylaws (the "**Bylaws**") to require the Company's Board of Directors (the "**Board**") to "exert its best efforts to ensure that," if the Company transfers any division or assets of the Company (including by spin-off) (a "**Transfer**"), the bylaws of the company formed in connection with the Transfer ("**SpinCo**") "preserve the rights of shareholders to amend bylaws" ("**Paragraph A**").[1]

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[1] The Proposal provides:

RESOLVED, that the following be added to the Corporation's Bylaws:

A. If the Corporation elects to spin-off, carve-out, split-off or otherwise consummate a transfer of a division or subset of assets for the purpose of forming a joint venture, a newly-created private platform or a new publicly-traded company to hold such division or subset of assets (collectively, a "*Spin-Off Company*"), the Board of Directors shall exert its best efforts to ensure that the bylaws of such Spin-Off Company preserve the rights of shareholders to amend bylaws by a vote of the majority of shares outstanding as are contained in the Corporation's Bylaws as of December 1, 2014.

The proposed bylaw also would specify that "the Board may not amend [the bylaw] without shareholder ratification" (**"Paragraph B"**).

The bylaw contemplated by the Proposal conflicts with the Company's certificate of incorporation (the **"Certificate"**), which grants the Board the unqualified power to amend the Bylaws. The Delaware General Corporation Law (the **"DGCL"**) expressly prohibits the adoption of Bylaw provisions that are inconsistent with the Certificate. In addition, the proposed bylaw would require the Board to "exert its best efforts" to achieve a specific result—i.e., that in any Transfer, the bylaws of SpinCo must allow the stockholders of such company to amend the bylaws. Such a requirement contradicts Delaware law by dictating the outcome of a Board decision. In making any Board decision, the directors have a fiduciary duty to make informed, independent judgments as to whether a particular outcome is in the best interests of the Company and its stockholders, i.e., whether it makes sense in any Transfer to negotiate with SpinCo for such a bylaw post-closing.

For the foregoing reasons, and as explained in greater detail below, it is our opinion that (i) the Proposal would violate Delaware law if implemented; (ii) the Proposal is not a proper subject for stockholder action under Delaware law; and (iii) the Company lacks the power and authority to implement the Proposal.

II. The Proposed Bylaw is Improper Because Paragraph B Would Conflict with the Certificate

As noted above, if Paragraph B of the Proposal were adopted, the Bylaws would contain a provision that, by its terms, could not be amended by the Board. This new provision would directly conflict with the Certificate. In particular, Article VI of the Certificate states:

> In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the by-laws of the [Company].

The Certificate does not limit in any respect the Board's power to amend the Bylaws and, thus, any provision in the Bylaws may be amended by the Board.

Given this clear conflict between the Proposal and the Certificate, the Proposal is in violation of an express provision of the DGCL. Under Section 109(b) of the DGCL, the Bylaws may only contain provisions that are consistent with the Certificate:

> B. Notwithstanding any other bylaw, the Board may not amend the above without shareholder ratification.
>
> C. Each of the above provisions is severable.
>
> IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board.

> The bylaws may contain any provision, *not inconsistent* with law or *with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

Applying this clear statutory mandate, Delaware courts have consistently held that bylaws contradicting the certificate of incorporation are invalid and a "nullity." These cases span several decades.[2]

The Delaware Supreme Court in fact has invalidated a bylaw that contained exactly the same conflict with a certificate of incorporation that is presented by the Proposal. Specifically, in *Centaur Partners*, a proponent asked stockholders to adopt a bylaw fixing the size of the board and purporting to specify that the bylaw would not be subject to amendment by the board. The certificate of incorporation of the corporation at issue in *Centaur Partners* provided that the size of the board was to be fixed in the bylaws, and the certificate provided the board the "general authority to adopt or amend the corporate bylaws."[3] The Delaware Supreme Court held that the proposal "would be a nullity if adopted" because it was clearly inconsistent with the board's power to amend the bylaws (and thereby make further changes to board size).[4] The Proposal contains exactly the same conflict because it would adopt a bylaw immune from amendment by the Board, in clear contradiction to a Certificate provision granting the Board the unqualified power to amend the Bylaws.[5]

Because the Proposal would cause the Company to violate Section 109(b) of the DGCL and the Delaware cases applying that statute, the Proposal would violate Delaware law if

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2 *See, e.g., Airgas, Inc. v. Air Prods. & Chems., Inc.*, 8 A.3d 1182 (Del. 2010) (invalidating a bylaw that would have required directors to stand for re-election approximately two-and-a-half years after their election because the certificate of incorporation contemplated that directors would serve three-year terms); *Centaur P'rs, IV v. Nat'l Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (discussed later in this opinion); *Essential Enters. Corp. v. Automatic Steel Prods., Inc.*, 159 A.2d 288, 291 (Del. Ch. 1960) (invalidating a bylaw providing for removal of directors without cause because it was inconsistent with the certificate of incorporation).

3 *Centaur P'rs*, 582 A.2d at 929.

4 *Id.*

5 Whether a board can effect a wholesale repeal of a stockholder-adopted bylaw is a question that has not been clearly answered by the Delaware courts. In *dicta*, the Delaware Court of Chancery cited the Delaware Supreme Court's decision in *Centaur Partners* as supporting a board's power to effect a wholesale repeal of a stockholder-adopted bylaw so long as the certificate of incorporation vests the board with the power to amend the bylaws. *Gen. Datacomm Indus. v. State of Wis. Inv. Bd.*, 731 A.2d 818, 821 n.1 (Del. Ch. 1999). Also, the DGCL expressly prohibits a board of directors from repealing certain stockholder-adopted bylaws relating to the vote for director elections and Delaware's antitakeover statute, which implies that other stockholder-adopted bylaws may be subject to repeal by a board. *See* 8 *Del. C.* § 216 (prohibiting a board from amending or repealing a stockholder-adopted bylaw specifying the vote for director elections); § 203(b)(3) (prohibiting a board from amending a stockholder-adopted bylaw opting out of Delaware's antitakeover statute). In any event, the Proposal is invalid because its provisions would purport to prevent the board from amending the proposed bylaw *in any respect*.

implemented. Furthermore, because Section 109(b) of the DGCL prohibits the Bylaws from containing provisions inconsistent with the Certificate, the Proposal is not a proper subject for stockholder action under Delaware law.[6] Finally, because the proposed bylaw would be a "nullity" if adopted, the Company lacks the power and authority to implement the Proposal.

III. The Proposed Bylaw is Improper Because Paragraph A Mandates How the Board Should Decide Specific Substantive Business Decisions Without Regard to the Board's Fiduciary Duties

Paragraph A of the Proposal urged by the Proponent would require the Board, in negotiating any potential Transfer, to "exert its best efforts to ensure that the bylaws of [SpinCo] preserve the rights of shareholders to amend bylaws." In our opinion, Paragraph A is improper under Delaware law in two respects. First, it is not a proper subject for stockholder action because, rather than regulating a process for substantive decision-making by the Board, it mandates the decision itself. Second, Paragraph A would violate Delaware law by committing the Board to a course of action that precludes the directors from fully exercising their fiduciary duties to advance the best interests of the Company and its stockholders.

A. Because Paragraph A mandates the outcome of a substantive business decision, the Proposal is not a proper subject for stockholder action.

Under Delaware law, the Board can negotiate for specific terms in a business transaction only if the Company directors, exercising their fiduciary duties, determine that negotiating for such terms is the best interests of the Company and its stockholders. The directors must make this determination because Section 141(a) of the DGCL vests the power to manage the corporation in the board of directors.[7] The DGCL allocates managerial power to the directors because they owe fiduciary duties to the corporation and its stockholders.[8] Stockholders, by contrast, generally do not owe fiduciary duties to other stockholders,[9] and

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6 *See CA, Inc. v. AFSCME Empls. Pension Plan*, 953 A.2d 227, 234 (Del. 2008) (analyzing whether a proposed bylaw was a proper subject for stockholder action by inquiring (among other considerations) whether the proposal is within the "scope of shareholder action that Section 109(b) permits").

7 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); *see also Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

8 *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984) ("The existence and exercise of this power [under Section 141(a)] carries with it certain fundamental fiduciary obligations to the corporation and its shareholders.").

9 *Bershad v. Curtiss-Wright Corp.*, 535 A.2d 840, 845 (Del. 1987) (noting that, except in limited circumstances, Delaware law does not impose fiduciary duties on stockholders and further noting that stockholders may make their decisions based on "personal profit" or even based on "whim or caprice").

therefore generally cannot exercise managerial power.[10] Accordingly, stockholders cannot use their statutory power to adopt bylaws that permit stockholders to make management decisions.

The Delaware Supreme Court reaffirmed these fundamental principles of Delaware corporation law in *CA, Inc. v. AFSCME*, a case certified to the Court by the U.S. Securities and Exchange Commission. The first certified question was whether a bylaw submitted for inclusion in the issuer's proxy materials under Rule 14a-8 was a proper subject for stockholder action. In analyzing that question, the Court noted that stockholders' power to adopt bylaws "does not exist in a vacuum" and that "it is well-established that stockholders of a corporation subject to the DGCL may not directly manage the business and affairs of the corporation."[11] The Court further noted that "[i]t is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made."[12] This analysis enabled the Court "to frame the issue in terms of whether the Bylaw is one that establishes or regulates a process for substantive director decision-making, or one that mandates the decision itself."[13]

Applying the *AFSCME* standard here demonstrates that Paragraph A of the Proposal is improperly substantive. Paragraph A would force the Board, whenever it negotiates a "spin-off, carve-out, split-off or other[] . . . transfer of a division or subset of [the Company's] assets," to "exert its best efforts" to achieve the right of stockholders of SpinCo to amend SpinCo's bylaws. In the circumstances contemplated by the Proposal, this requirement mandates the outcome of a specific substantive business decision by requiring the Board to negotiate for a specific provision when undertaking certain types of transactions.

Even more troubling is that Paragraph A would apply to *any* "transfer of a division or subset of assets for the purposes of forming a joint venture, a newly-created private platform or a new publicly-traded company," and is not limited to spin-offs by way of dividend to the Company's current stockholders. Thus, the proposed bylaw would apply if the Company sells assets to an unrelated third party or contributes assets to a joint venture of which the Company itself becomes a stockholder (or other equity holder). In those circumstances, the Board reasonably could determine in the exercise of its fiduciary duties that there is no legitimate business reason to ensure that the stockholders of the unrelated third party possess the right to amend such third party's bylaws, or the Board could determine that the Company's interests would be served best by negotiating for specific, substantive protective provisions in the joint

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10 *See TW Servs., Inc. v. SWT Acq. Corp.*, 1989 WL 20290, at *8 n.14 (Del. Ch. Mar. 2, 1989) ("[A] corporation is not a New England town meeting; directors, not shareholders, have responsibilities to manage the business and affairs of the corporation, subject however to a fiduciary obligation.").

11 *AFSCME*, 953 A.2d at 232.

12 *Id.* at 234-35.

13 *Id.* at 235; *accord Boilermakers Local 154 Ret. Fund v. Chevron Corp.*, 73 A.3d 934, 951 (Del. Ch. 2013) ("[O]ur courts have said that bylaws typically do not contain substantive mandates, but direct how the corporation, the board, and its stockholders may take certain actions.").

venture's governing documents rather than a broad right to amend the joint venture's bylaws with majority approval (especially if the Company would be a minority investor in the joint venture).

Rather than establish or regulate the process by which the Board must determine whether to ensure that stockholders of NewCo possess the right to amend SpinCo's bylaws on a case-by-case basis, Paragraph A instead purports to require such a result in every Transfer, regardless of the circumstances at the time the Board decision is made.[14] For this reason, the Proposal is not a proper subject for stockholder action under Delaware law.

B. Because Paragraph A would preclude the Board from fully discharging its fiduciary duties, the Proposal would violate Delaware law if adopted, and therefore the Company lacks the power and authority to implement it.

Relatedly, the Proposal would violate Delaware law because it would require the Board to act in a specified way, precluding the Board from fully discharging its fiduciary duties to the Company and its stockholders. As noted, Paragraph A would require that the Board "exert its best efforts" to negotiate for stockholder authority to amend SpinCo's bylaws even in circumstances, such as Transfer to a third party or a contribution to a joint venture to which the Company itself is a party, where such a result might not be in the best interests of the Company and its stockholders. But, "it is the responsibility and duty of the elected board to determine corporate goals, to approve strategies and plans to achieve those goals and to monitor progress toward achieving them."[15] If in any particular transaction the directors believe that negotiating for the ability of stockholders of SpinCo to have the right to amend SpinCo's bylaws confers no benefit on the Company and its stockholders, then the Board cannot negotiate for such a provision consistent with its fiduciary duties.[16]

As the Delaware Supreme Court held in *AFSCME*, a bylaw that "commit[s] the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders" violates Delaware law.[17] There, the Court found that the stockholder-proposed bylaw would require the corporation to reimburse certain stockholders for their proxy expenses "in circumstances that a proper application of fiduciary principles could preclude," such as if "the proxy contest [was] motivated by personal or petty concerns, or to promote interests that do not further, or are adverse to, those of the

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14 *See Malone v. Brincat*, 722 A.2d 5, 10 (Del. 1998) ("Although the fiduciary duty of a Delaware director is unremitting, the exact course of conduct that must be charted to properly discharge that responsibility will change in the specific context of the action the director is taking with regard to either the corporation or its shareholders.").

15 *Grimes v. Donald*, 1995 WL 54441, at *11 (Del. Ch. Jan. 11, 1995), *aff'd*, 673 A.2d 1207 (Del. 1996).

16 *See Revlon Inc. v. MacAndrews & Forbes Hldgs., Inc.*, 506 A.2d 173, 182 (Del. 1986) ("A board may have regard for various constituencies in discharging its responsibilities, provided there are rationally related benefits accruing to the stockholders.").

17 *AFSCME*, 953 A.2d at 238.

corporation."[18] Because the proposed bylaw would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate," the Court held that the proposed bylaw would violate Delaware law.[19]

Similarly, Paragraph A would violate Delaware law because it denies the Board the ability to discharge its fiduciary duties by refraining from wasting the Company's time and resources (including bargaining leverage) to negotiate for the specific business terms urged by the Proponent if the directors determine that such negotiation would not further the best interests of the Company and its stockholders. For the foregoing reasons, it is our opinion that the Proposal, if adopted, would violate Delaware law. Furthermore, because Section 109(b) of the DGCL prohibits bylaws from containing any provision "inconsistent with law," it also is our opinion that the Company lacks the power and authority to implement the Proposal.

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18 *Id.* at 240.

19 *Id.* at 239.

In relying on the *AFSCME* case, we note that the Court held there that it "must necessarily consider any possible circumstance under which a board of directors might be required to act" under the proposed bylaw and that the proposed bylaw would violate Delaware law because "*[u]nder at least one such hypothetical*, the board of directors would breach their fiduciary duties if they complied with the Bylaw." *Id.* at. 238 (emphasis added). In a more recent Delaware Supreme Court case also answering certified questions regarding the validity of a bylaw, the Court held that "the enforceability of a facially valid bylaw may turn on the circumstances surrounding its adoption and use," and upheld the bylaw because "[t]he Certification does not provide the stipulated facts necessary to determine whether the . . . bylaw was enacted for a proper purpose or properly applied." *ATP Tour, Inc. v. Deutscher Tennis Bund*, 91 A.3d 554, 559 (Del. 2014); *see also Boilermakers*, 73 A.3d at 958 (declining, on motion for judgment on the pleadings as to bylaws' facial validity, to consider "hypothetical as-applied challenges in which a literal application of the bylaws might be unreasonable"). We do not believe that either the *ATP* case or the trial court decision in *Boilermakers* modified the standard employed by the Delaware Supreme Court in *AFSCME* to determine whether a stockholder-proposed bylaw, if adopted, would violate Delaware law. Importantly, the *AFSCME* Court determined that the proposed bylaw would violate Delaware law because it "violate[d] the prohibition, which our decisions have derived from Section 141(a), against contractual arrangements that *commit* the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." *AFSCME*, 953 A.2d at 238 (emphasis added). Thus, the *AFSCME* Court did not simply identify one hypothetical circumstance in which the proposed bylaw would violate Delaware and, for that reason, hold that the bylaw would violate Delaware law. Rather, the Court found that the bylaw committed the board to act in a prescribed way without regard for the directors' fiduciary duties and, although that action might be appropriate in some circumstances, the possibility that that action might be inappropriate in others rendered the board's *commitment* to disregard its fiduciary duties impermissible. In neither *ATP* nor *Boilermakers* did the bylaws at issue involve any such commitment by directors to act in a prescribed way regardless of what their contextually-dependent fiduciary duties otherwise would have required them to do. Similarly, our opinion herein that the Proposal, if adopted, would violate Delaware law does not turn on the mere possibility that application of the proposed bylaw could be unreasonable in some instances, but on the more fundamental implication of Section 141(a) of the DGCL that directors of Delaware corporations cannot commit to manage the corporation's business and affairs without regard for their fiduciary duties.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP